# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FEMASYS INC., CIK 0001339005
CUSIP: 31447E204
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: Taki Vasilakis, 130 Main St. 2nd Floor, New Canaan, Connecticut (CT), 06840
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0001502725
Persons authorized to receive notices and communications: Taki Vasilakis, 130 Main St. 2nd Floor, New Canaan, Connecticut (CT), 06840, (203) 308-4440

## Reporting persons
- Nantahala Capital Partners Limited Partnership (CIK 0001502725): type of reporting person: partnership (PN); citizenship or place of organization: Massachusetts (MA); source of funds: working capital (WC); sole voting power 0; shared voting power 803,038; sole dispositive power 0; shared dispositive power 803,038; aggregate amount beneficially owned 803,038 (9.99% of the class)
- Nantahala Capital Management, LLC (CIK 0001472322): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 803,038; sole dispositive power 0; shared dispositive power 803,038; aggregate amount beneficially owned 803,038 (9.99% of the class)
- Wilmot B. Harkey (CIK 0001775952): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 803,038; sole dispositive power 0; shared dispositive power 803,038; aggregate amount beneficially owned 803,038 (9.99% of the class)
- Daniel Mack (CIK 0001775831): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 803,038; sole dispositive power 0; shared dispositive power 803,038; aggregate amount beneficially owned 803,038 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: FEMASYS INC.
Address of issuer's principal executive offices: Taki Vasilakis, 130 Main St. 2nd Floor, New Canaan, Connecticut (CT), 06840

## Item 2. Identity and Background
Name of person filing: This Schedule 13D (this "Schedule 13D") is filed on behalf of Nantahala Capital Partners Limited Partnership, a Massachusetts limited partnership ("NCP"), Nantahala Capital Management, LLC, a Massachusetts limited liability company ("Nantahala"), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the "Reporting Persons"). This Schedule 13D relates to common stock (the "Common Stock"), par value $0.001 per share, of Femasys Inc. (the "Issuer"), beneficially owned by Nantahala through the accounts of certain managed accounts and private funds including NCP (the "Nantahala Investors"). Nantahala serves as the General Partner, Investment Manager, or Sub-Advisor to the Nantahala Investors. Mr. Harkey and Mr. Mack are the principals and managing members of Nantahala. The Reporting Persons, other than NCP, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), to be beneficial owners all of shares of Common Stock held by the Nantahala Investors. The Reporting Persons are filing this Schedule 13D jointly, solely pursuant to Rule 13d-1(k)(1), and expressly disclaim that they form any "group" under Section 13(d)(3) of the Act. In addition, Qianqian Zhong is the Chief Financial Officer and Taki Vasilakis is the Chief Compliance Officer (each of Ms. Zhong and Mr. Vasilakis, an "Other Officer" and collectively, the "Other Officers") of Nantahala.
Residence or business address: The principal place of business for each of the Reporting Persons and the Other Officers is 130 Main St. 2nd Floor, New Canaan, CT 06840.
Present principal occupation or employment: The principal occupation of Mr. Harkey is serving as a principal of Nantahala. The principal occupation of Mr. Mack is serving as a principal of Nantahala. The principal business of Nantahala is acting as the investment adviser to the Nantahala Investors. The principal business of NCP is that of a hedge fund investing primarily in small and micro-cap stocks across a variety of sectors with a multi-year investment time horizon. The principal occupations of the Other Officers are the Nantahala positions set forth above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Other Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Other Officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NCP and Nantahala are organized under the laws of the State of Massachusetts. Each of Messrs. Harkey, Mack and Vasilakis is a citizen of the United States of America. Ms. Zhong is a citizen of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 7, 2026, the Nantahala Investors, along with other purchasers, entered into a Stock Purchase Agreement (the "SPA") with Issuer and the other purchasers signatory thereto, pursuant to which the Nantahala Investors agreed to pay the Issuer $11,999,705.22 in cash to buy 802,145 shares of Common Stock (including NCP's purchase of 221,536 shares of Common Stock), warrants to purchase up to 2,947,855 shares of Common Stock from the Issuer for $0.001 per share (the "Pre-Funded Warrants") (including NCP's purchase of Pre-Funded Warrants to purchase 814,136 shares of Common Stock), additional warrant to purchase up to 3,750,000 shares of Common Stock from the Issuer for $2.95 per share (the "Common Warrants") (including NCP's purchase of Common Warrants to purchase 1,035,672 shares of Common Stock, and contingent warrants to purchase a further 3,750,000 shares of Common Stock from the Issuer for $2.95 per share (the "Milestone Warrants" and together with the Pre-Funded Warrants and the Common Warrants, the "Warrants") (including NCP's purchase of Milestone Warrants to purchase 1,035,672 shares of Common Stock), which Milestone Warrants are not presently exercisable and shall become exercisable only upon the Company reaching certain performance milestones, all subject to customary terms and conditions. Other than the Milestone Warrants, the Warrants may be exercised immediately. The Common Warrants expire three years after issuance. The Milestone Warrants will become exercisable only upon the Issuer's achievement of both (i) U.S. revenue of at least $1,500,000 in any fiscal quarter and (ii) a volume-weighted average price of a share of Common Stock equal to or greater than 130% of the exercise price for at least 20 of the 30 consecutive trading days ending on the date of determination, and expire on the earlier of (a) three years after the effective date of the registration statement covering the shares of Common Stock issuable upon exercise of the Warrants (see Item 6 below regarding the Registration Rights Agreement) and (b) 45 days after the Issuer notifies holders of the Milestone Warrants that these milestones have been satisfied. The Warrants further provide that they may not be exercised if Nantahala and certain associated persons, including the Reporting Persons, would beneficially own more than 9.99% of the Issuer's outstanding shares of Common Stock after giving effect to such exercise (such limitation, the "Beneficial Ownership Limitation," which Beneficial Ownership Limitation may be increased by the holder of the applicable Warrant only upon 61 days advance notice to the Issuer). On August 10, 2026, the Nantahala Investors, using the cash of its existing funds and managed accounts as was on hand, consummated the transactions provided for in the SPA (the "Purchase"). Prior to the Purchase, the Reporting Persons did not beneficially own any shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure regarding the SPA and the Purchase set forth above in Item 3 is incorporated herein by reference. The Issuer has further described the SPA, the Purchase and the Side Letter in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") on August 14, 2026.

Pursuant to a side letter (the "Side Letter") entered into by Nantahala and the Issuer on August 7, 2026, for so long as Nantahala beneficially owns at least 15% of the outstanding shares of Common Stock (which determination shall be made without regard to the Beneficial Ownership Limitation), until the tenth anniversary of the Purchase, the board of directors (the "Board") of the Issuer shall appoint a Nantahala designee as a member of the Board (and any of its committees), subject to the reasonable agreement of the Issuer and applicable qualification requirements; Nantahala shall have the right to receive certain financial information and information presented to the Board, meet with Issuer management on a quarterly basis and be informed of certain material developments and events, subject to customary confidentiality obligations; and the Issuer shall refrain from taking certain actions without Nantahala's prior written consent, including entering into certain affiliated transactions, increasing the size of the Board, making certain terminations of, or replacing, the Issuer's chief executive officer, declaring certain dividends or distributions, incurring indebtedness in excess of $2,500,000, or adopting or seeking stockholder approval of a rights plan. During the term of the Side Letter, if Nantahala beneficially owns at least 20% of the outstanding shares of Common Stock (which determination shall be made without regard to the Beneficial Ownership Limitation, and which condition was satisfied as of immediately following the Purchase), then the Board shall appoint a second Nantahala designee as a member of the Board, subject to the reasonable agreement of the Issuer and applicable qualification requirements. The Issuer also agreed to use its commercially reasonable efforts to facilitate the voluntary resignation of two current members of the Board within sixty days after the Purchase and to certain other customary terms and conditions relating to Nantahala's designee(s) to the Board.

Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer's management and Board, engaging in discussions with other Issuer investors and others about the Issuer and the Nantahala Investors' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing or selling additional shares of Common Stock or other Issuer securities or engaging in other transactions that may increase or decrease their interest in or economic exposure to shares of Common Stock of the Issuer or other Issuer securities, or changing their intention with respect to any and all matters referred to in Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(a). The number of outstanding shares of Common Stock beneficially owned by each Reporting Person reflects such person's right to acquire shares of Common Stock upon exercise of the Warrants other than the Milestone Warrants, subject to the Beneficial Ownership Limitation, and in each case the percentage of the shares of Common Stock reported to beneficially owned any Reporting Person is determined on the basis of 8,038,419 shares of Common Stock outstanding as of August 10, 2026, which total includes 8,037,526 shares of Common Stock outstanding, as disclosed to the Reporting Persons by the Issuer, and an additional 893 shares of Common Stock that any Reporting Person (and all Reporting Persons together) may acquire within 60 days of the date hereof pursuant to exercise of the Warrants (subject, at all times, to the Beneficial Ownership Limitation). An increase in the number of shares of Common Stock outstanding will increase the number of shares that the Reporting Persons may acquire upon exercise of the Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7-10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3, there have been no transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons or the Other Officers.
Other persons with the right to receive dividends or sale proceeds: The Nantahala Investors hold the Warrants that give rise to beneficial ownership of the shares of Common Stock reported herein. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure regarding the SPA and the Side Letter set forth above in Items 3 and 4 is incorporated herein by reference.

On August 7, 2026, the Nantahala Investors entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer. Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a shelf resale registration statement (the "Resale Registration Statement") with the SEC within 30 days of the consummation of the Purchase, for purposes of registering the resale of the shares of Common Stock issuable upon exercise of the Warrants. Under the terms of the Registration Rights Agreement, the Issuer agreed to use commercially reasonable efforts to cause the Resale Registration Statement to be declared effective by the SEC within 60 days of the date of the Purchase (which may be extended for 90 days or more in the event the SEC makes written comments to the Resale Registration Statement). The Company also agreed, among other things including customary assignment rights, to indemnify the selling stockholders from certain liabilities and to pay all fees and expenses incident to the Company's performance of or compliance with the Registration Rights Agreement.

Except as disclosed above and in Item 3 and Item 4, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons or Other Officers, or between any of the Reporting Persons or Other Officers and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to Femasys Inc.'s Current Report on Form 8-K filed the SEC on August 11, 2026)

Exhibit 99.2 Form of Common Warrant (incorporated by reference to Exhibit 4.2 to Femasys Inc.'s Current Report on Form 8-K filed the SEC on August 11, 2026)

Exhibit 99.3 Form of Common Warrant (Milestone) (incorporated by reference to Exhibit 4.3 to Femasys Inc.'s Current Report on Form 8-K filed the SEC on August 11, 2026)

Exhibit 99.4 Registration Rights Agreement, dated as of August 7, 2026, among Femasys Inc. and each of the several purchasers signatory thereto (incorporated by reference to Exhibit 10.2 to Femasys Inc.'s Current Report on Form 8-K filed the SEC on August 11, 2026)

Exhibit 99.5 Stock Purchase Agreement, dated as of August 7, 2026, among Femasys Inc, funds affiliated with Nantahala Capital Management, LLC, and certain other investors incorporated by reference to Exhibit 10.1 to Femasys Inc.'s Current Report on Form 8-K filed the SEC on August 11, 2026)

Exhibit 99.6 Side Letter, dated as of August 7, 2026, between Femasys Inc. and Nantahala Capital Management, LLC (incorporated by reference to Exhibit 10.3 to Femasys Inc.'s Current Report on Form 8-K filed the SEC on August 11, 2026)

Exhibit 99.7 Joint Filing Agreement, dated August 14, 2026

## Signatures
- Nantahala Capital Partners Limited Partnership: /s/ Taki Vasilakis, Taki Vasilakis/Chief Compliance Officer, By its General Partner, NANTAHALA CAPITAL MANAGEMENT, LLC (08/14/2026)
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis/Chief Compliance Officer (08/14/2026)
- Wilmot B. Harkey: /s/ Wilmot B. Harkey, Wilmot B. Harkey (08/14/2026)
- Daniel Mack: /s/ Daniel Mack, Daniel Mack (08/14/2026)